ADVOCAT LETTERHEAD
January 29, 2008
Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3720
450 Fifth Street, N.W.
Washington, D.C. 20549
RE:	Advocat Inc. Form 10-K for the fiscal year ended December 31, 2006 Filed March 14, 2007

Form 10-Q for the quarterly period ended September 30, 2007 File No. 001-12996
Dear Mr. Spirgel:
This is written in response to your letter dated December 28, 2007 regarding Advocat Inc.’s (the Company) filing referenced above. Our responses are keyed to the comments in your letter. As requested in your letter, this letter and exhibits will be filed on EDGAR.
Form 10-K for the fiscal year ended December 31, 2006
SEC Comment
Critical Accounting Policies and Judgments, page 23
1.	We note that substantially all of your critical accounting policies and judgments are recitations of your accounting policies contained in notes 2 and 14 of the financial statements. Please enhance your discussion of critical accounting estimates and assumptions by supplementing, instead of duplicating, the description of accounting policies in the notes. In this regard, please provide your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time.

Refer to our interpretive guidance regarding MD&A at www.sec.gov/rules/interp/33-8350.htm.
Company Response
The Company has reviewed its disclosure under “Critical Accounting Policies and Judgments” and considered the guidance in the above referenced SEC interpretive guidance. As a result, the Company proposes revising its disclosure of critical accounting policies under the heading Critical Accounting Policies and Judgments as provided below in future filings. The Company’s annual report on Form 10-K for the year ended December 31, 2007 will be filed on or before March 17, 2008. As a result, the Company respectfully requests that the SEC allow these changes to be made in future filings and not require the Company to file an amendment to its 2006 Form 10-K. The language is marked to show changes that would be made based on the disclosure in the Company’s 2006 Form 10-K.
          Critical Accounting Policies and Judgments
A “critical accounting policy” is one which is both important to the understanding of our financial condition and results of operations and requires management’s most difficult, subjective or complex judgments often of the need to make estimates about the effect of matters that are inherently uncertain. Actual results could differ from those estimates and cause our reported net income to vary significantly from period to period. Our accounting policies that fit this definition include the following:
          Revenues
          Patient Revenues
The fees we charge patients in our nursing centers are recorded on an accrual basis. These rates are contractually adjusted with respect to individuals receiving benefits under federal and state-funded programs and other third-party payors. Our net revenues are derived substantially from Medicare, Medicaid and other government programs (approximately 87%, 88% and 89% for 2006, 2005 and 2004 respectively). Medicare intermediaries make retroactive adjustments based on changes in allowed claims. In addition, certain of the states in which we operate require complicated detailed cost reports which are subject to review and adjustments. In the opinion of management, adequate provision has been made for adjustments that may result from such reviews. Retroactive adjustments, if any, are recorded when objectively determinable, generally within three years of the close of a reimbursement year depending upon the timing of appeals and third-party settlement reviews or audits.
          Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable by reviewing current agings of accounts receivable, historical collections data and other factors. As a percentage of revenue, our provision for doubtful accounts was approximately 0.8%, 0.8% and 0.7% for 2006, 2005 and 2004, respectively. Historical bad debts have generally resulted from uncollectible private pay balances, some uncollectible coinsurance and deductibles and other factors. Receivables that are deemed to be uncollectible are written off.
          Professional Liability and Other Self-Insurance Reserves
          Accrual for Professional and General Liability Claims-
Because our actual liability for existing and anticipated professional liability and general liability claims will exceed our limited insurance coverage, we have recorded total liabilities for reported professional liability claims and estimates for incurred but unreported claims of $25.7 million as of December 31, 2006. This accrual includes estimates of liability for incurred but not reported claims, estimates of liability for reported but unresolved claims, actual liabilities related to settlements, including settlements to be paid over time, and estimates of related legal costs incurred and expected to be incurred. All losses are projected on an undiscounted basis.
We retain the Actuarial Division of Willis of Tennessee, Inc. (“Willis”) a third-party actuarial firm to estimate the appropriate accrual for incurred general and professional liability claims. The actuary primarily uses historical data regarding the frequency and cost of our past claims over a multi-year period and information regarding our number of occupied beds to develop its estimates of our ultimate professional liability cost for current periods. The actuary estimates our professional liability accrual for past periods by using currently-known information to adjust the initial reserve that was created for that period.
On a quarterly basis, we obtain reports of claims and lawsuits that we have incurred from insurers and a third party claims administrator. These reports contain information relevant to the liability actually incurred to date with that claim as well as the third-party administrator’s estimate of the anticipated total cost of the claim. This information is reviewed by us and provided to the actuary. The actuary uses this information to determine the timing of claims reporting and the development of reserves, and compares the information obtained to its original estimates of liability. Based on the actual claim information obtained and on estimates regarding the number and cost of additional claims anticipated in the future, the reserve estimate for a particular prior period may be revised upward or downward on a quarterly basis. Final determination of our actual liability for claims incurred in any given period is a process that takes years. The following summarizes our accrual for professional liability and other claims for each policy year as of the end of the period:

	December 31,
Policy Year End March 9,	2006	2005
2007	$6,992,000	—
2006	7,629,000	$10,492,000
2005	6,042,000	12,722,000
2004	3,228,000	6,351,000
2003	1,093,000	3,137,000
2002 and earlier	733,000	1,825,000

	$25,717,000	$34,527,000

Although we retain a third-party actuarial firm to assist us, professional and general liability claims are inherently uncertain, and the liability associated with anticipated claims is very difficult to estimate. As a result, our actual liabilities may vary significantly from the accrual, and the amount of the accrual has and may continue to fluctuate by a material amount in any given quarter.
Professional liability costs are material to our financial position, and differences between estimates and the ultimate amount of loss may cause a material fluctuation in our reported results of operations. Our professional liability expense was negative $4.8 million, negative $4.0 million and negative $1.8 million, for the years ended December 31, 2006, 2005 and 2004 respectively, with negative amounts representing net benefits resulting from downward revisions in previous estimates. These amounts are material in relation to our reported net income from continuing operations for the related periods of $21.9 million, $30.6 million and $12.5 million, respectively. We believe that the primary reason that we experienced these net benefits during 2004 through 2006 is that we were able during the period to settle outstanding claims on more favorable terms than we have historically. This impacts our professional liability in two ways. It reduces the amount of anticipated liability that was recorded in prior periods and it can reduce the anticipated liability expense for unreported claims in the current period. However, the fact that these factors have reduced our professional liability expense does not mean that future claims will not be made, which could have a material adverse impact on our financial position and cash flows. The total liability recorded at December 31, 2006, was $25.7 million, compared to current assets of $37.8 million and total assets of $96.9 million. While each quarterly adjustment to the recorded liability for professional liability claims affects reported income, these changes do not directly affect our cash position because the accrual for these liabilities is not funded. A significant judgment entered against us in one or more of these legal actions could have a material adverse impact on our financial position and cash flows.
          Accrual for Other Self-Insured Claims-
We are currently a party to workers compensation insurance programs that provide coverage for claims incurred, with premium adjustments based on incurred losses. We account for premium expense under these policies based on our estimate of the level of claims expected to be incurred. Any adjustments of future premiums for workers compensation policies and differences between actual settlements and reserves for self-insured obligations are included in expense in the period finalized. As a result of having better than expected claims filed under these programs, at December 31, 2006, we have recorded estimated premium refunds due totaling approximately $3.5 million. No assurance can be given that we will continue to experience lower claims under our workers compensation insurance programs.
We provide health insurance benefits for certain employees and dependents for amounts up to $150,000 per individual annually under a self insurance plan. We provide reserves for the settlement of outstanding self-insured health claims at amounts believed to be adequate, based on know claims and estimates of unknown claims based on historical information. The liability for reported claims and estimates for incurred but unreported claims is $0.9 million at December 31, 2006 and was $1.0 million at December 31, 2005. The differences between actual settlements and reserves are included in expense in the period finalized. Our reserves for health insurance benefits can fluctuate materially from one year to the next depending on the number of significant health issues of our covered employees and their dependants.
          Asset Impairment

We evaluate our property and equipment on a quarterly basis to determine if facts and circumstances suggest that the assets may be impaired or that the estimated depreciable life of the asset may need to be changed such as significant physical changes in the property, significant adverse changes in general economic conditions, and significant deteriorations of the underlying cash flows of the property. The need to recognize an impairment is based on estimated future cash flows from a property compared to the carrying value of that property. If recognition of an impairment is necessary, it is measured as the amount by which the carrying amount of the property exceeds the fair value of the property. We did not record any asset impairments in 2006. We recorded asset impairments totaling approximately $4.4 million on eleven assisted living facilities during 2005 which were included in discontinued operations beginning in 2005 and were sold in 2006. If our estimates or assumptions with respect to a property change in the future, we may be required to record additional impairment charges for our assets.
          Stock-Based Compensation
We recognize compensation cost for all share-based payments granted after January 1, 2006 on a straight-line basis over the vesting period. We calculated the recognized and unrecognized stock-based compensation using the Black-Scholes-Merton option valuation method, which requires us to use certain key assumptions to develop the fair value estimates. These key assumptions include expected volatility, risk-free interest rate, expected dividends and expected term. During 2006, we recorded a charge of approximately $5.2 million related to vested stock option grants awarded in December 2005 that were approved by shareholders at our annual meeting on June 1, 2006. For several years prior to 2006, we did not have available stock to be granted under a shareholder approved plan. We anticipate that expenses related to 2007 grants will be significantly smaller due to longer vesting schedules and smaller number of shares granted.
          Income Taxes
We determine deferred tax assets and liabilities based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax laws that will be in effect when the differences are expected to reverse. In 2006 and 2005, we recorded a deferred tax benefit to release approximately $14.5 million and $18.1 million, respectively, of the previously recorded valuation allowance on deferred tax assets. During 2005 we assessed the valuation allowance on deferred tax assets and concluded it was more likely than not that some of the Company’s net deferred tax assets will be realized due to our achieved earnings trend and outlook. During 2006 we again assessed the valuation allowance on deferred tax assets and concluded that it is more likely than not that a larger portion of our net deferred tax assets will be realized due to our achieved earnings trend and improved liquidity and financial position. We considered many factors including recent cumulative earnings experience by taxing jurisdiction, expectations of future taxable income, the carryforward periods available, and the comprehensive refinancing of debt in August 2006. Prior to the refinancing, we had net working capital deficits, short-term debt maturities, and were in default under debt agreements. As a result of the continued improvement in financial results and the completion of the comprehensive refinancing, we believe that we have addressed the uncertainties surrounding our ability to realize the benefits of our deferred tax assets in future periods. We do not anticipate recording similar benefits in future years. We continue to maintain a valuation allowance of approximately $0.9 million to reduce the deferred tax assets by the amount we believe is more likely not to be utilized through the turnaround of existing temporary differences, future earnings, or a combination thereof. In future periods, we will continue to assess the need for and adequacy of the remaining valuation allowance.
SEC Comment
Results of Operations
Professional Liability, page 31
2.	Tell us the underlying assumptions that led to significant downward revisions in previous estimates of your professional liability costs, resulting in a decrease of your total recorded liabilities for self-insured professional liability risks to $25.7 million as of December 31, 2006, down from $34.5 million at December 31, 2005.
Company Response
As noted in each of the Company’s periodic filings, the Company records its estimated liability for professional liability claims based on the results of a third-party actuarial analysis prepared quarterly by a third-party actuarial firm. That firm is the Actuarial Division of Willis of Tennessee, Inc. (“Willis”). For the period ended December 31, 2005, the Company relied on a report prepared by the Willis dated December 27, 2005, which estimated the Company’s liabilities based on loss data evaluated as of November 29, 2005 (the “December 2005 Report”). In the December 2005 Report, Willis estimated “the required reserves to be $34.2 million before subtracting the $0.4 million insurance unpaid for the 3/9/05-06 policy period.” For the period ended December 31, 2006, the Company relied on a report prepared by Willis dated January 23, 2007, which estimated the Company’s liabilities based on loss data evaluated as of November 30, 2006 (the “December 2006 Report”), and taking into consideration the changes required to update the liability to December 31, 2006. In the December 2006 Report, Willis estimated “the required reserves to be $25.9 million, after consideration of the $0.4 million of insurance unpaid for the 3/9/06-07 policy period.” 1
Each quarterly report from Willis is a stand-alone document and, as such, does not expressly identify every factual difference and change in assumptions that differs from

[1]	The amounts in the Willis report do not match exactly with the amounts reflected in the Company’s Form 10k’s because the Company must accrue estimates for potential liabilities incurred and record payments made between the effective date of the report and the end of the period.

those used in the earlier reports. However, in each of the reports, Willis highlights some of the reasons why the estimated liability changed from its previous quarterly estimate. For example, the December 2006 Report provides:
The reductions for payments, and the reductions in the estimates of potential excess losses that we continue to make, reduces reserves more than the increase for new exposures. We have continued careful reduction of expected excess losses  ... as additional claims have closed and there has been less than expected development in the excess losses. Regular cautious reductions in the estimates of excess losses have continued as the losses continue to hold and not develop significantly upward.
Management of the Company reviews each quarterly report prepared by Willis and believes that the changes in estimates made by Willis are reasonable and appropriate. The main factors leading to reductions in the accrual for self insured professional liability claims between the December 2005 Report and the December 2006 Report were reductions in both the frequency and the average cost of claims over an extended period of time.
The Company has seen a significant reduction in the number of claims over the past several years. At December 31, 2003, the Company was engaged in 47 professional liability lawsuits, compared to 16 at December 31, 2005, and 18 at December 31, 2006. The reduction in the number of pending lawsuits results in a lower estimate of anticipated claims related to current periods. Also, because for the last several years the actual number of lawsuits related to occurrences in prior periods has been less than the number originally estimated, the more recent reports reflect a reduction in the Company’s estimated liability for those prior periods.
The Company has also seen a reduction in the yearly costs associated with its claims. For several years prior to 2005, the Company’s insurance carriers paid significant amounts to settle covered claims. For example, in 2004, the Company’s settlements for professional liability claims totaled $22.6 million, including $17.4 million paid by insurance carriers and $5.2 million by the Company, including structured settlements paid over periods of several months. These 2004 settlements were essentially the last of the claims settled with large amounts of insurance proceeds, as the Company became effectively self-insured beginning March 9, 2001. Based on this history, Willis initially estimated that the Company’s liability for claims arising in 2005 and 2006 would be significant; however, during this period, the Company was actually able to resolve claims at significantly lower amounts. In comparison to 2004, in 2005, the Company incurred slightly more than $3 million in connection with the settlement of claims, of which only $1 million was paid with insurance proceeds. For 2006, the Company’s total settlements were $2.1 million, including $0.5 million from insurance proceeds and $1.6 million from Company funds. These settlements at amounts lower than originally estimated by Willis resulted in a reduction in Willis’s estimates of the Company’s remaining liability for prior periods as well as a reduction in the estimated amount of the proper liability accrual for current periods.

The combined effect of these improvements resulted in the decrease of the Company’s total recorded liabilities for self-insured professional liability risks to $25.7 million as of December 31, 2006, down from $34.5 million at December 31, 2005.
SEC Comment
Consolidated Statements of Income, page F-3
3.	Please revise to allocate your stock based compensation to the appropriate line items to comply with section F of SAB 107.
Company Response
The Company presented its stock based compensation as a separate line item to highlight what it believed to be a significant change for investors in the 2006 income statement. Our charge was significantly larger due to a grant of options late in 2005 that remained subject to shareholder approval. Such approval was obtained at the next annual shareholders meeting in June 2006, during which period the market price of our common stock rose by more than 200% from the price on the day the options were awarded. The charge for stock based compensation was large, approximately $5.2 million, about 2.4% of consolidated revenue and over 32% of general and administrative expense without the charge, and because 2006 was the year of adoption of FAS 123R, it was the first year to recognize such a charge. For these reasons, the Company believed that separately presenting the charge would help readers of the financial statements better understand the change in expense compared to prior years.
However, in response to your concerns that this presentation is not in accordance with section F of SAB 107, we propose revising its Consolidated Statements of Income in future filings to classify stock based compensation charges in the same line items as the salaries of the related employees. The 2006 charge for stock based compensation of $5.2 million will be reclassified to General and administrative expense ($5.1 million) and Operating expense ($127,000) based upon the classification of cash compensation paid to the related employees.
SEC Comment
Consolidated Statements of Cash Flows, page F-6
4.	We note your presentation of the subtotal “net cash provided by operating activities before changes in other assets and liabilities.” Please tell us why you believe this presentation is appropriate and refer to your basis in the accounting literature. Otherwise, you should delete this line item.

               Company Response
We believe that the subtotal “net cash provided by operating activities before changes in other assets and liabilities” provides useful information to investors. Management evaluates financial performance using both the traditional income statement and operating cash flows in this format, and believes this information is important to investors and readers of its financial statements. However, we recognize that there is no specific basis for this presentation in the accounting literature, and accordingly we will delete this line item in future filings as requested by the Staff.
SEC Comment
2. Summary of Significant Accounting Policies
Self-insurance, page F-10
5.	We note that you referred to a third party actuarial firm to estimate the appropriate accrual for incurred general and professional liability claims. While you are not required to make reference to this independent third-party, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent third-party, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to independent actuaries in future filings.
Company Response
The third party actuarial firm is the Actuarial Division of Willis of Tennessee, Inc. We have notified the Actuarial Division of Willis of Tennessee, Inc. and they have agreed to our naming them as the third-party actuarial firm. As reflected in our response to question No.1 we have revised our disclosure to name the actuarial firm and we will name them in future filings.
SEC Comment
3. Transaction with Omega
Preferred Stock Restructuring, F-13
6.	Tell us why you presented your Series C Redeemable Preferred Stock in the mezzanine considering it is redeemable at Omega’s option after September 30, 2010. Refer to SFAS 150 in your response.

Company Response
The Certificate of Designation for the Series C Redeemable Preferred Stock provides that the shares are redeemable at the option of the holder at any time on or after the earlier of September 30, 2010 or upon certain defined events, including an event of default or the sale of the Company. Redemption is at the option of the holder and is not required at any determinable or specified date. Further, redemption is limited to the maximum amount allowed by certain provisions of the Internal Revenue Code.
The shares are not considered to be “mandatorily redeemable” under the terms of SFAS 150 since Omega is not required to submit its shares for redemption and it is not assured that they will request redemption. Therefore, the shares are not required to be classified as a liability pursuant to paragraphs 9 and 10 of SFAS 150.
Additionally, we reviewed the remaining classification provisions of SFAS 150 (paragraphs 11 through 15), and concluded that the shares of Series C Stock did not meet the scope of any of the provisions that required classification as a liability.
However, in accordance with EITF Topic No. D-98 and Rule 5-02.28 of Regulation S-X, the Series C Redeemable Preferred Stock should be classified outside of permanent equity since the redemption is not solely within our control.
Considering the provisions of SFAS 150 and EITF Topic No. D-98, we believe the Series C Redeemable Preferred Stock is properly classified in the mezzanine section
SEC Comment
7.	As disclosed herein and on page F-22, you issued 5,000 shares of non-convertible Series C Preferred Stock to Omega in exchange for its 393,658 shares of convertible Series B Preferred Stock. Citing your basis in the accounting literature, tell us why you recorded the fair value of the elimination of the conversion feature as a “reduction in paid-in capital with an offsetting increase to record a premium on the Series C Preferred Stock.” In your response, please tell us your basis of accounting for the conversion. Also, tell us how you analyzed EITF D-42 in your response.
Company Response
In October 2006 we exchanged our Series B Convertible Preferred Stock (the “Series B Stock”) for the Series C non-convertible Preferred Stock (the “Series C Stock”). The terms of the Series C Stock were substantially identical to the terms of the Series B Stock except that the conversion feature of the Series B Stock was eliminated. The parties negotiated the fair value of the Series B conversion feature that was eliminated by considering the existing intrinsic value of the conversion feature, the fair value of the conversion feature, and the consideration of discounts relating to the marketability of a large block of stock. Based on these attributes, the fair value of the conversion feature was calculated as being $6.7 million and was accepted as fair value by both Omega and the Company. Therefore, in connection with the elimination of the Series B conversion feature and exchange of the Series B Stock for the Series C Stock, the Company agreed to pay Omega an additional $687,000 per year under its Master Lease agreement as compensation to Omega for the fair market value of the conversion feature that was eliminated.
Upon exchange of the Series B Stock, we eliminated the conversion feature and, consistent with the accounting described in EITF 05-7 paragraph 6, recognized the change in the fair value of the conversion feature (i.e. the negotiated amount of cash payments to be made for the elimination of the conversion feature, or $6.7 million) as a reduction in paid in capital and an increase in the preferred stock premium. (At the time of our original accounting for this exchange in October 2006, EITF 06-06 had not been ratified.) The premium is being amortized through September 30, 2010, the earliest redemption date of the Series C Stock. EITF Topic No. D-98 paragraph 16 provides guidance for the period to be used as generally the period from the modification until the first instance that the holder has the right of redemption.
In order to determine whether the modification and exchange of the Series B Stock was an extinguishment that would result in recognition of a loss in the statement of income, we looked by analogy to EITF 96-19, noting the net present value of the cash flows of the preferred shares before and after the modification. Other than the value of the conversion feature, the cash flows of the preferred shares before and after the modification are the same. Additionally, when applying the cash flows test to the conversion feature and considering the provisions of EITF 05-7, the present value of the cash flow consideration that will be paid by the Company under the related amendment to the Master Lease is substantially the same as the value obtained by eliminating the conversion feature. As such, the Series B preferred shares would not be considered “extinguished,” and no gain or loss should be recognized as a result of the elimination of the conversion feature of the Series B Stock in accordance with EITF 05-7.
In considering the provisions set forth in EITF Topic No. D-42 we observed the distinction drawn between a redemption or conversion of the preferred stock. In our situation, a preferred stock redemption did not occur, we note that this guidance states “if convertible preferred stock is converted to other securities issued by the registrant pursuant to an inducement offer, the staff believes that the excess of (1) the fair value of all securities and other consideration transferred in the transaction by the registrant to the holders of the convertible preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms should be subtracted from net earnings to arrive at net earnings available to common shareholders in the calculation of earnings per share.” In this transaction the Company analyzed and concluded that “all securities and other consideration transferred in the transaction” consisted of the Series C Stock and the increased payments under the Master Lease. The Company also analyzed and concluded that the fair value of these securities and other consideration transferred was equal to the fair value of the securities issuable pursuant to the original conversion terms. As a result, under EITF Topic No. D-42, there was no excess amount to deduct from net earnings available to common shareholders for the earnings per share calculation.

SEC Comment
12. Net Income (Loss) per Common Share, page F-24.
8.	We note your disclosure that the computation of diluted earnings per share reflects the effect of the limitations on the number of common shares issuable to Omega and the effects of interest expense from the assumed issuance of a promissory note for the balance of preferred shares not converted to common stock. Tell us how your presentation complies with SFAS 128. Further, tell us how you considered the possibility that Omega could convert all of its Series B Redeemable Convertible Preferred Stock in a given period by converting a portion of its Series B and selling the common stock on the open market, then converting the remaining portion of Series B and selling the common stock on the open market.
Company Response
The “if converted” method required by SFAS 128 requires the assumption that all shares be converted at the beginning of the period. Because of limitations on the number of shares Omega can own, the terms of the Series B, as set forth in the Certificate of Designation, restricted their ability to convert more than a specified percentage of the Company’s total outstanding shares at once. In the Company’s consideration of how to address this limitation, it had considered the guidance in paragraphs 30-34 of SFAS 128 to be relevant. Further, we note that paragraph 30 of SFAS 128, dealing with contingently issuable shares, indicates that such shares are not included in the computation of diluted EPS unless all necessary conditions have been satisfied. In this case, the necessary condition, the removal of REIT limitations or the sale by Omega of enough shares to stay within the REIT limitations, had not occurred, and the incremental shares should not be included in the calculation of diluted EPS. We believe the method used to compute diluted earnings per share is the correct application of the “if converted” method given these facts. In our assumptions and in accordance with the Certificate of Designation, we assumed the value associated with the converted Series B shares in excess of the REIT limit and the unpaid cumulative dividends would be settled by issuance of a note to the holder and provided a reduction to earnings for interest on this note.
In our view, while it may have been possible for Omega to convert a portion of its Series B shares and sell a portion of its holdings on the open market and then convert the remaining portion and sell those common shares on the open market, an extended period of time would be required to dispose of these shares given the trading volume in the Company’s stock, and it would be very difficult to estimate the time that would be required to dispose of those common shares. The Company’s average daily common share trading volume during 2004 to 2006, as reported by NASDAQ, was 23,000 to 72,000 shares per day, so it would have taken an extended period of time for Omega to dispose of its shares without a significant loss in value to them resulting from adversely affecting the stock price. In addition, the common shares issued would be restricted stock. With respect to the common shares issued upon the conversion of any dividends, a new holding period under SEC Rule 144 would start on the date of conversion, so such shares would have to be held for at least one year before they could be sold on the open market under Rule 144, subject to the volume restrictions, and such shares would have to be held for at least two years before they could be sold pursuant to Rule 144 without regard to the volume restrictions.

The procedure set forth in the Certificate of Designation governing the Series B Preferred provides that the Series B shares convert into common stock at a price of approximately $4.67 per share, and that the related accrued dividends may convert, subject to certain limitations in the Certificate of Designation, into common shares at a price based on the average market price of the common stock. The Certificate of Designation specifically references the REIT ownership limitations and places limits on the conversion of Series B shares as well as the accrued and unpaid dividends subject to these rules. Further, conversion of the related accrued dividends is allowed only if conversion would not create problems under the limitations of the REIT ownership rules. To the extent the accrued dividends cannot be converted into common shares, the Certificate of Designation provides that accrued dividends would be paid either in cash or by issuance of an interest bearing note. We believe that the Company’s computation, which takes into consideration the terms of the Series B shares and assumes interest costs on such a note, is the correct way to compute the effects of dilution.
SEC Comment
14. Commitments and Contingencies
Reserve for Estimated Self-Insured Professional Liability Claims, page F-29
Other Insurance, page F-30
9.	Please revise to provide a rollforward of your reserves for estimated self-insured professional liability claims and other insurance, including a separate caption for claims paid for each period presented in your financial statements.
Company Response
The Company proposes adding the information contained in the accompanying Appendix A in Schedule II — Valuation and Qualifying Accounts in future filings of its Annual Report on Form 10-K.
SEC Comment
Form 10-Q for the quarterly period ended September 30, 2007
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Professional Liability, page 21
10.	Tell us in detail the circumstances that resulted in a benefit of $90,000 compared to an expense of $782,000 for same center professional liability and a reduction of your total recorded liabilities for self-insured professional liability from $25.7 million at December 31, 2006 to $19.7 million at September 30, 2007.

Company Response
Advocat’s periodic filings with the SEC have historically contained the following disclosure with respect to these accounts:
Each quarter, amounts are added to the accrual for estimates of anticipated liability for claims incurred during that period. These estimates are assessed and adjusted quarterly as claims are actually reported, as lawsuits are filed, and as those actions are actually resolved. As indicated by the chart of reserves by policy year set forth below, final determination of our actual liability for claims incurred in any given period is a process that takes years. At each quarter end, we record any revisions in estimates and differences between actual settlements and reserves, with changes in estimated losses being recorded in the consolidated statements of operations in the period identified. Any increase in the accrual decreases income in the period, and any reduction in the accrual increases income during the period.
For the three months ended September 30, 2006, the Company relied on a report of its estimated professional liability expense prepared by Willis dated October 12, 2006, which was based on loss data evaluated as of August 31, 2006 (the “September 2006 Report”). Willis noted in the September 2006 Report that “[t]he total estimated required reserve after insurance adjustments has increased $144,000 from the estimate as of 5/31/06. The reductions for payments and the reductions in the estimates of potential excess losses that [Willis] continues to make, reduced reserves at about the same rate as the increase for new exposures.” This $144,000 plus the amount added to the accrual for estimates of anticipated liability for claims incurred during the month of September 2006 resulted in the Company sustaining a same center professional liability expense of $782,000 for the three months ended September 30, 2006.
For the three months ended September 30, 2007, the Company relied on a report of its estimated professional liability expense prepared by Willis dated October 12, 2007, which was based on loss data evaluated as of August 31, 2007 (the “September 2007 Report”). Willis noted in the September 2007 Report that “[t]he total estimated required reserve after insurance adjustments has decreased $624,000 from the estimate as of 8/31/2007. The reductions for payments and the reductions in the estimates of potential excess losses that we continue to make, reduces reserves more than the increase for new exposures.” The benefit generated by this reduction in the Company’s overall professional liability accrual was offset to a large degree by the expense added to the accrual for estimates of anticipated liability for claims incurred during the month of September 2007. The net effect was that the Company recorded a same center professional liability benefit of $90,000 for the three months ended September 30, 2007.
The reduction in the Company’s recorded liabilities for self-insured professional liability from $25.2 million at December 31, 2006 to $19.7 million as of September 30, 2007 was based on the December 2006 Report and the September 2007 Report prepared by Willis.

In the December 2006 Report, which estimated the Company’s liabilities based on loss data evaluated as of November 30, 2006, Willis estimated “the required reserves to be $25.9 million, after consideration of the $0.4 million of insurance unpaid for the 3/9/06-07 policy period.” In the September 2007 Report, which estimated the Company’s liabilities based on loss data evaluated as of August 31, 2007, Willis estimated “the required reserves to be $19.7 million, after consideration of the $0.5 million of insurance unpaid for the 3/9/07-08 policy period.”
The December 2006 Report and the September 2007 Report are stand-alone reports that do not expressly identify all factual changes (such as changes in number of claims outstanding or amounts paid to settle claims) or changes in assumptions from those used in earlier reports, which ultimately result in an increase or decrease in Willis’ final estimate of the Company’s professional liability exposure as of the report date. However, in each of the reports, Willis highlights some of the reasons why the estimated liability changed from its previous quarterly estimate. For example, the September 2007 Report provides:
We have continued reduction of expected losses in Exhibit 14 [Calculation of Expected Excess Losses Reported 3/9/01 thru 3/9/07-08] as additional claims have closed and there has been less than expected development in the excess losses. Excess losses have continued to hold and not develop significantly upward.
Management of the Company reviews each quarterly report prepared by Willis and believes that the changes in estimates made by Willis are reasonable and appropriate. Management believes that the bulk of the reduction in the estimated liability occurring between the time of the December 2006 Report and the September 2007 Report is primarily attributable to the fact that the Company has sustained extremely limited actual losses in excess of $0.5 million in the last few years. The September 2007 Report reflected that for the 3 year period from March 9, 2003 to March 9, 2006, the total amount of losses in excess of $0.5 million actually incurred by the Company during this three year period was $0.8 million. In the September 2007 Report, Willis further explains the significance of this fact:
Based on the experience for Advocat for five completed claims-made periods, we arrive at estimates of expected excess losses for the lag 0 year. . . . By deleting the data for the oldest year, 3/9/00-01, and adding the more recent year’s very good data, the five year average on Exhibit 12 dropped dramatically from $3 million to $1.46 million. With no adverse development in the large claims during the quarter we have again reduced the Lag 0 excess estimate down to $1.8 million. The potential for claims $1 million and larger, however, clearly still exists.
As a result of this factor and the fact that there were few pending claims that appeared to pose a great risk of an excess judgment, Willis’s estimate of liability for claims in excess of $0.5 million through the period ended March 9 of the following year went from $19.1 million in the December 2006 Report to $13.9 million in the September 2007 Report. This drop accounted for the bulk of the reduction in the Company’s professional liability recorded liability between December 31, 2006 and September 30, 2007. The remainder of the drop was attributable to a reduction in the accrual for claims up to $0.5 million as a result of the continuation of the favorable settlement trends and continued reductions in overall new claims asserted.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Advocat is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me or William R. Council, Chief Executive Officer at (615) 771-7575 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,
/s/ L. Glynn Riddle
L. Glynn Riddle
Chief Financial Officer

Appendix A
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Column A	Column B			Column C				Column D		Column E

		Additions						Deductions
	Balance at	Charged								Balance
	Beginning	to		Charged						at
	of	Costs and		to Other						End of
Description	Period	Expenses		Accounts		Other		Payments		Period

Year ended December 31, 2004:
Professional Liability Reserve	$47,240	$(2,727	) (1)	$1,453	(2)	$220	(3)	$(3,286	) (4)	$42,900
Workers Compensation Reserve	$1,031	$(185	) (5)	$—		$—		$(289)		$557
Health Insurance Reserve	$1,095	$6,542		$—		$634	(6)	$(6,925)		$1,346
Year ended December 31, 2005:
Professional Liability Reserve	$42,900	$(5,139	) (1)	$561	(2)	$316	(3)	$(4,111	) (4)	$34,527
Workers Compensation Reserve	$557	$232		$—		$—		$(229)		$560
Health Insurance Reserve	$1,346	$4,654		$—		$145	(6)	$(5,182)		$963
Year ended December 31, 2006:
Professional Liability Reserve	$34,527	$(5,448	) (1)	$(1	) (2)	$—		$(3,361	) (4)	$25,717
Workers Compensation Reserve	$560	$(3	) (5)	$—		$—		$(83)		$474
Health Insurance Reserve	$963	$5,652		$—		$668	(6)	$(6,351)		$932

(1)	Amounts charged to costs and expenses are negative during the years presented in this table as a result of downward revisions in previous estimates of the Company’s anticipated professional liability costs.

(2)	As discussed in Note 10 of the Consolidated Financial Statements, the Company has presented the results of certain divestiture and lease termination transactions as discontinued operations. The amounts charged to Other Accounts represent the amounts charged to discontinued operations.

(3)	Other amounts represent reimbursements received by the Company for costs incurred in connection with professional liability claims of certain homes it managed under management contracts.

(4)	Payments include amounts paid for claims settled during the period as well as payments made under promissory notes and other structured arrangements for claims settled in earlier periods.

(5) Amounts charged to costs and expenses are negative during the years 2004 and 2006 as a result of downward revisions in previous estimates of the Company’s anticipated self insured workers compensation costs.

(6)	Other amounts primarily represent proceeds from insurance policies and refunds from claims administrators and health care providers.